SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FIRST IRISH AIRLINE TO ALLOW
PORTABLE ELECTRONIC DEVICES (PEDs) ON ALL FLIGHTS

Ryanair, Ireland's favourite airline, today (6 Feb) confirmed that all Ryanair customers may - with immediate effect - use their PEDs (including tablets, smartphones, e-readers and MP3 players) for the entire duration of their flight, once these devices are switched to 'flight mode' and all safety demos/briefings are observed.

This is the latest customer initiative introduced by Ryanair as it continues to improve its industry leading customer service, and follows the recent roll out of allocated seats for all customers, which was successfully introduced last Saturday (1 Feb).

Ryanair's Robin Kiely said:

"Ryanair customers can now use their personal electronic devices at all stages of their flight, while they enjoy their allocated seats, our low fares and on-time arrivals. The IAA is one of the first regulatory authorities in the world to approve this measure and we wish to commend them for their initiative. We are working hard to improve our service to all customers and today's PED approval is the latest in a series of changes which we know our customers will love."

For further information
please contact:
                                    Robin Kiely                                        Joe Carmody
                                    Ryanair Ltd                                        Edelman Ireland
                                    Tel: +353-1-8121212                       Tel: +353-1-6789 333
                                    press@ryanair.com                           ryanair@edelman.com

                                   Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 February, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary